As filed with the Securities and Exchange Commission on February 15, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas K. Sittema
Chief Executive Officer
Corporate Capital Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
Tel: (866) 745-3797
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$68,510.94	$7,940.42*

*	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01159% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,940.42

Form or Registration No.: Schedule TO

Filing Party: Corporate Capital Trust, Inc.

Date Filed: January 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to an offer by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), to purchase 7,612,326 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”). The offer is for cash at a price equal to $9.00 per Share, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2017 (the “Offer to Purchase”) incorporated by reference to Exhibit 99(a)(1)(A) and the accompanying Letter of Transmittal incorporated by reference to Exhibit 99(a)(1)(B) (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.               Summary Term Sheet.

Item 4.               Terms of the Transaction.

Items 1 and 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., Central Time, on March 3, 2017. The Company’s transfer agent has advised that, as of the close of business on February 13, 2017, approximately 1,855,712.214 Shares have been tendered into and not withdrawn from the Offer.

The press release announcing the extension of the Offer is attached hereto as Exhibit 99(a)(5)(A) and is incorporated herein by reference.

Item 12.               Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(5)(A)	Press Release, dated February 15, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017	CORPORATE CAPITAL TRUST, INC.

	By:	/s/ Chirag J. Bhavsar
	Name:	Chirag J. Bhavsar
	Title:	Chief Financial Officer